Exhibit 4.5

Employment Agreement

This Agreement is made on 6 December 2016, between

(1)	ASTRAZENECA UK LIMITED (registered in England and Wales under number 3674842) whose registered office is at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA (“AstraZeneca”); and

(2)	MARC DUNOYER whose address for service is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA (“You”).

1.	APPOINTMENT

AstraZeneca will employ you as Chief Financial Officer on the terms of this employment agreement (“Agreement”).

2.	SCOPE OF YOUR EMPLOYMENT

2.1	During your Employment you will:

(a)	work on a full-time basis for AstraZeneca and devote all of your working time, attention and skill to the business of the Group;

(b)	diligently perform those duties, obey directions and exercise powers consistent with your position as may be assigned to you by the Chief Executive Officer of AstraZeneca (“CEO”) or the Board;

(c)

comply with all applicable laws and guidance (including rules issued from time to time by national regulatory bodies in relation to insider trading), AstraZeneca’s rules, regulations, policies and procedures from time to time in force; and

(d)

not be directly or indirectly engaged in any business or activity that the Board reasonably considers may be or become harmful to the interests of the Group or which might reasonably be considered to interfere with the performance of your Employment without the prior written consent of the Board.

3.	PLACE OF WORK

Your place of work will be AstraZeneca’s offices at Pancras Square in London, but AstraZeneca may require you to travel and to work at any place on either a temporary or an indefinite basis.

4.	REMUNERATION

4.1

Your base salary will be paid at the rate of £707,472 per annum by equal monthly instalments in arrears by bank transfer. Tax and any sums you owe to AstraZeneca may be deducted from your salary, as appropriate. No sums you owe to AstraZeneca will be deducted from your salary without reasonable prior notice to you. Your salary will be reviewed, but not necessarily increased, in February each year with any changes backdated to 1 January of that year. No salary review will occur after either party has given notice to terminate your Employment.

4.2

During your Employment you will be entitled to participate in such discretionary performance-related bonus schemes and share incentive schemes as the Board may determine. Details of any awards and participation conditions will be notified to you separately.

4.3

In the year in which your Employment terminates, any performance-related bonus will be determined at the discretion of the Board, taking into account Group and your performance and the period you have worked during that bonus year.

4.4

AstraZeneca operates a flexible benefits arrangement called AZ Advantage, which gives you flexibility over your benefits. Your annual Advantage Fund (which includes your base salary) is £935,325. Your Advantage Fund includes AstraZeneca’s funding for your pension. Contributions you elect to make to your pension will be deducted from your Advantage Fund. The balance of your Advantage Fund can be used to purchase a range of benefits or taken in cash.

5.	EXPENSES

AstraZeneca will reimburse you for all expenses you reasonably incur in the proper performance of your duties in accordance with AstraZeneca’s expenses policy.

6.	HOLIDAYS

6.1

You will be entitled, in addition to all public holidays normally observed in England, to 22 working days’ paid holiday in each holiday year (being the period from 1 July to 30 June). You may take holiday at such times as are agreed with the CEO.

6.2

During the holiday years in which your Employment commences or terminates, your entitlement to holiday shall accrue on a pro rata basis for each completed calendar month of service during the relevant year.

6.3

If, on the termination of your Employment, you have exceeded your accrued holiday entitlement the excess, calculated on the basis that each day of paid holiday is equivalent to 1/260 of your base salary, may be deducted by AstraZeneca from any sums due to you. If you have any unused holiday entitlement, AstraZeneca may pay you in lieu or require you to use it during your notice period.

6.4	Holiday entitlement for one holiday year cannot be taken in subsequent holiday years unless agreed by the CEO. If you do not take holiday in the appropriate holiday year you will lose it.

7.	SICKNESS BENEFITS

7.1

AstraZeneca will pay your salary and provide contractual benefits for up to 130 working days’ absence due to medically certified illness in any period of 12 calendar months or for the first 130 working days’ of absence in any one continuous period.

7.2

AstraZeneca can require you to undertake medical examinations with a doctor of AstraZeneca’s choice. AstraZeneca can receive a copy of any report produced in connection with all such examinations and to discuss the contents of the report with the doctor who produced it.

8.	PENSION

During your Employment you will be entitled to participate in the AstraZeneca Group Self Invested Personal Pension Plan (“GSIPP”) as it exists on the effective date of this Agreement and any successor plans, subject to the applicable rules.

9.	DURATION OF YOUR EMPLOYMENT

9.1	Your Employment began on 15 June 2013 and will continue until terminated by either you or AstraZeneca by giving 12 months’ notice in writing to the other.

9.2

At any time during any period of notice given under clause 9.1 (whether given by AstraZeneca or by you), you may be placed on “garden leave” in which case the Group will not be under any obligation to provide work to you. During garden leave AstraZeneca will have the right to assign you reduced or alternative duties, limit or terminate your access to Group IT systems, exclude you from any premises of the Group, remove you from any or all directorships and offices, require you to refrain from business contact with any customers, agents, contractors or employees of the Group and to take any holiday which has accrued under clause 6.

9.3

During garden leave you will remain a senior employee, subject to all continuing express and implied obligations to AstraZeneca, and you will continue to be paid salary and to receive other contractual benefits, subject to the usual rules of any relevant scheme or policy.

10.	TERMINATION

10.1

Either party may terminate your Employment in accordance with clause 9.1, including in circumstances where you are absent due to ill health and would otherwise receive permanent health insurance benefits. You will be required to mitigate your loss if AstraZeneca terminates your Employment without requiring you to work for some or all of your notice period.

10.2	AstraZeneca may terminate your Employment at any time with immediate effect and pay a sum in lieu of notice in full and final settlement of any claims you may have against the Group equal to:

(a)

the base salary which you would have received during the notice period if notice had been given (or, if notice has already been given, during the remainder of the notice period) (the “Relevant Period”); and

(b)	the cost to AstraZeneca of funding any contractual benefit arrangement operated by AstraZeneca from time to time in respect of your Employment during the Relevant Period.

10.3

Notwithstanding any other provisions of this Agreement, AstraZeneca may terminate your Employment summarily for Cause (by serving written notice on you to that effect) and with no liability to make any further payment to you (other than in respect of amounts accrued and due on termination of your Employment).

10.4

If AstraZeneca believes that it may be entitled to terminate your Employment for Cause, it will be entitled to suspend you on full pay for so long as it considers appropriate. If you are suspended in this way, AstraZeneca will still have the right to terminate your Employment on the same or another ground at a later date.

10.5

You will return all Confidential Information and AstraZeneca equipment at the request of AstraZeneca when your employment terminates or if you are placed on garden leave. If requested by the Board, you will also resign from all offices, trusteeships and committee memberships held by you in the Group by virtue of your Employment and will transfer any qualifying shares held by you as nominee for the Group.

11.	DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Group will maintain Directors’ and Officers’ liability insurance during your Employment to the fullest extent permitted by law in accordance with AstraZeneca’s policy.

12.	CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

You will keep secret and will not, whether during or after your Employment: divulge or communicate to any person, company, business entity or other organisation; use for your own purposes or for any purposes other than those of the Group; or through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of, any Confidential Information. If requested by the Group during or after your Employment, you will execute any documents that the Group determines are necessary to protect its interests in patents, inventions and discoveries and to cooperate in good faith in any legal proceedings to protect AstraZeneca’s intellectual property.

13.	RESTRICTIVE COVENANTS

13.1	You agree that you will not, without the prior written consent of the CEO:

13.1.1	for the period of 12 months immediately after the Relevant Date, interfere with, solicit or endeavour to entice away from AstraZeneca or any Affiliate any person with whom you had personal dealings in the course of your Employment and within the Reference Period has been:

(a)	a member of the Senior Executive Team (“SET”);

(b)	an individual reporting directly in to you;

(c)	a direct report of an individual reporting directly in to you; or

(d)	an individual whom to your knowledge has been identified as high potential during a talent management discussion at SET or by your direct reports; and

13.1.2

for the period of 6 months immediately after the Relevant Date, directly or indirectly facilitate competition with any aspect of the antibiotics, respiratory, oncology, immuno-oncology, cardiovascular or diabetes pharmaceutical business being carried on by AstraZeneca or by any Affiliate at the Relevant Date and with which you were involved in and accountable for in the course of your Employment at any time during the Reference Period.

13.2

None of these restrictive covenants will prohibit any activities to which the CEO has provided written consent in advance or that are not in direct or indirect competition with any business being carried on by AstraZeneca or any Affiliate at the Relevant Date.

13.3

You acknowledge and agree that, in the event of a breach or threatened breach of any of these restrictive covenants, AstraZeneca will have the right to provide a copy of this Agreement to any third-party affected by the breach or threatened breach.

14.	INFORMATION AND NOTICES

14.1

You consent to the processing of personal data, including Sensitive Data, of which you are the subject for employment compliance, benefits administration and other lawful purposes, details of which are specified in AstraZeneca’s data protection policy.

14.2

Any notice or other document to be given under this Agreement shall be in writing and may be given personally to you (including by email to your AstraZeneca email address) or to the Company Secretary of AstraZeneca or may be sent by post, in the case of AstraZeneca, to its registered office for the time being and, in your case, to your last known place of residence.

15.	FORMER CONTRACTS OF EMPLOYMENT

This Agreement substitutes all previous contracts, agreements or arrangements between you and AstraZeneca or any Affiliate.

16.	CHOICE OF LAW

16.1	This Agreement will be governed by and interpreted in accordance with English law.

16.2	Capitalised/defined words and phrases used in this Agreement will have the meanings given to them in Schedule 1.

Signed on behalf of AstraZeneca	) )	/s/ Leif Johansson Chairman, AstraZeneca PLC

Signed by you	) )	/s/ Marc Dunoyer

SCHEDULE 1

DEFINITIONS

The following words and expressions have the meanings given to them below:

Affiliate means any person or entity who or which directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with AstraZeneca PLC (registered in England and wales under number 2723534). A company “Controls” another if it holds or controls (alone or with others) a majority of the voting rights in it, or if it is a member of the other company and has the right to appoint or remove a majority of its board of directors.

Board means the board of directors of AstraZeneca PLC (registered in England and Wales under number 2723534) as the same may be constituted from time to time or such other person or persons as the board of directors of AstraZeneca PLC may nominate as its representative for this purpose.

Cause means the termination of your employment by AstraZeneca (or if you resign in anticipation of being dismissed) on account of dishonesty, insubordination, gross mismanagement, deliberate and premeditated acts against the interests of AstraZeneca, gross or repeated violation of the Group’s policies, procedures, or recognized standards of behavior, commission of a felony, or misconduct related to your employment or any other reason justifying your summary termination (if you would in other circumstances be entitled to notice of termination of your Employment).

Confidential Information means information relating to the business, products, affairs and finances of AstraZeneca or of any Affiliate for the time being confidential to it or to them and trade secrets (including, without limitation, technical data and know-how) relating to the business of AstraZeneca or of any Affiliate, details of any of its or their suppliers, clients or customers including in particular (by way of example only and without limitation) customer requirements, prices charged to and terms of business with customers, terms of business with suppliers, marketing plans and sales forecasts, financial information, results and other forecasts (save to the extent that these are included in published audited accounts), any of AstraZeneca’s or any Affiliate’s proposals relating to the acquisition or disposal of a company, or a business or any part thereof or to any proposed expansion or contraction of activities, details of employees, officers, consultants and/or contractors and of the remuneration and other benefits paid to them, information relating to research activities, clinical trial data, proposed clinical trial design, diagnostics development activities, manufacturing processes, device designs or know-how, inventions, secret processes, designs, formulae and product lines, any information which is treated as confidential or which you are told or ought reasonably to know is confidential and any information which has been given to AstraZeneca or any Affiliate in confidence by customers, suppliers and others. Confidential Information does not include any disclosure of information which is already in the public domain otherwise than by breach of this Agreement; or any disclosure or use authorised by the Board or required in the proper performance by you of your duties under this Agreement or authorised or required by any applicable laws or regulations.

Employment means your employment under this Agreement.

Group means AstraZeneca and Affiliates.

Reference Period means the period of 12 months immediately prior to the Relevant Date.

Relevant Date means the earlier of either the date upon which your Employment terminates or the date upon which AstraZeneca exercises the right to place you on garden leave under clause 9.2.

Sensitive Data means personal data consisting of information as to racial or ethnic origin; political opinions; religious beliefs or other beliefs of a similar nature; membership of a trade union; physical or mental health or condition; sexual life; the commission or alleged commission of any offence or any proceedings for any offence committed or alleged to have been committed, including the disposal of such proceedings or the sentence of any court in such proceedings.

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